UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934*
                               (AMENDMENT NO. 2)


                                  K Swiss Inc.
        ----------------------------------------------------------------
                                (Name of issuer)



                Class A Common Stock, $0.01 par value per share
        ----------------------------------------------------------------
                         (Title of class of securities)

                                    482686-10-2
                          -----------------------------
                                 (CUSIP number)

            Stanley J. Bernstein, Chairman, The Biltrite Corporation,
          Stephen A. Fine, Two University Office Park, 51 Sawyer Road,
         Waltham, MA 02254; with a copy to Don S. DeAmicis, Ropes & Gray,
                    One International Place, Boston, MA 02110

 -------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                 February 24, 25, 26, 1998; March 2, 3, 6, 1998
             ------------------------------------------------------
             (Dates of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /__/.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 482686-10-2                                     Page 2 of 9 Pages


1.
           NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
           The Biltrite Corporation 04-3031551
                                                                       (a)
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (b)  X

3.         SEC USE ONLY

4.         SOURCE OF FUNDS
           WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6.         CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
                         7. SOLE VOTING POWER
        NUMBER OF
         SHARES          8. SHARED VOTING POWER
      BENEFICIALLY          523,294
        OWNED BY         9. SOLE DISPOSITIVE POWER
          EACH
        REPORTING       10. SHARED DISPOSITIVE POWER
         PERSON             523,294
          WITH

11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           523,294

12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES

13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           14.3

14.        TYPE OF REPORTING PERSON
           CO

                                  SCHEDULE 13D

CUSIP No. 482686-10-2                                        Page 3 of 9 Pages







1.
          NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          Stanley J. Bernstein ###-##-####

                                                                     (a)
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (b)  X

3.        SEC USE ONLY

4.        SOURCE OF FUNDS
          AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.A.
                            7. SOLE VOTING POWER
         NUMBER OF
          SHARES            8. SHARED VOTING POWER
       BENEFICIALLY            523,294
         OWNED BY           9. SOLE DISPOSITIVE POWER
           EACH
         REPORTING         10. SHARED DISPOSITIVE POWER
          PERSON               523,294
           WITH

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          523,294

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          14.3

14.       TYPE OF REPORTING PERSON
          IN

                                  SCHEDULE 13D

CUSIP No. 482686-10-2                                        Page 4 of 9 Pages

1.
          NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          Stephen A. Fine ###-##-####
                                                                      (a)
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (b)  X

3.        SEC USE ONLY

4.        SOURCE OF FUNDS
          AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.A.

                            7. SOLE VOTING POWER
         NUMBER OF
          SHARES            8. SHARED VOTING POWER
       BENEFICIALLY            523,294
         OWNED BY           9. SOLE DISPOSITIVE POWER
           EACH
         REPORTING         10. SHARED DISPOSITIVE POWER
          PERSON               523,294
           WITH

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          523,294

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          14.3

14.       TYPE OF REPORTING PERSON
          IN








ITEM 1.  SECURITY AND ISSUES

         The class of equity securities to which this Statement relates is Class A Common Stock, $.01 par value (the "Class A Common Stock"), of K-Swiss, Inc. (the "Company") located at 20664 Bahama Street, Chatsworth, CA 91311. The corporation and the individuals set forth in Item 3 of this Statement are beneficial owners of certain shares of Class B Common Stock (the "Class B Common Stock"), and 10,000 shares of Class A Common Stock of the Company. While Class B Common Stock is not an "equity security" within the meaning of regulation 13d-1(d), shares of Class B Common Stock are convertible, at any time, on a share-for-share basis, into the Company's Class A Common Stock and therefore beneficial owners of Class B Common Stock are deemed to be the beneficial owners of Class A Common Stock into which the Class B Common Stock is convertible.

ITEM 2.  IDENTITY AND BACKGROUND

         This Statement is being filed by The Biltrite Corporation ("Biltrite"), a Delaware Corporation, and Stanley J. Bernstein and Stephen A. Fine, the only directors and shareholders of Biltrite. The address for Biltrite, Stanley J. Bernstein, Stephen A. Fine and the other officers of Biltrite set forth below is: Two University Office Park, 51 Sawyer Road, P.O. Box 9045, Waltham, MA 02254-9045. Stanley Bernstein, a director of the Company, has been Chairman of the Board and Chief Executive Officer of Biltrite since 1985. Biltrite is a supplier of rubber and plastic products used in footwear, flooring and industrial applications. Stephen A. Fine, a director of the Company, has been a director, President and Chief Operating Officer of Biltrite since 1985. The following are all of the other officers of Biltrite: Terence M. Dooher, Vice President-Finance; Gerald H. Weinstein, Vice President-Legal and Secretary; Peter W. Catalano, Treasurer and Assistant Secretary; Lee James, Vice President-Manufacturing; Peter Holleran, Vice President-Research and Development; John E. Callanan, Vice President; Frank Re, Vice President-Management Information Services; and Glenn J.
Konvalinka-Vice President.

         During the five years prior to the date hereof, none of the individuals or the corporation listed above have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor were any of them a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         All individuals listed above are citizens of the United States of America.


                                Page 5 of 9 Pages

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

         On December 27, 1990, a notice by Biltrite of its exercise of a contractual right was received by the Company pursuant to which Biltrite purchased from the Company, at an aggregate cash exercise price of $3,840.97 (paid for out of Biltrite's working capital), 384,097 shares of Class B Common Stock. In 1986, Biltrite had purchased from the Company 1,323,000 shares of Class B Common Stock for an aggregate cash price of $2,000,000 (paid for out of Biltrite's working capital).

ITEM 4.  PURPOSE OF TRANSACTION

         Biltrite purchased the shares of Class B Common Stock reported herein solely for the purpose of investment. Biltrite retains the right to vote its shares of Class B Common Stock or to convert such shares into Class A Common Stock as it determines, except as otherwise described in Item 6 hereof. Depending upon market conditions and other factors that Biltrite may deem material to its investment decision, Biltrite may purchase shares of Class A Common Stock in the open market, in private transactions or by any other permissible means or may dispose of all or a portion of the Share of Class A or Class B Common Stock that are presently owned or hereafter acquired.

ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER

         The Biltrite Corporation ("Biltrite") is the beneficial owner of the shares of K-Swiss Inc. (the "Company") to which this Schedule relates. Biltrite has both the power to vote and the power to dispose to such shares.

         Under the definition of "beneficial ownership" in Rule 13d-3 of the Rules and Regulations under the Securities Exchange Act of 1934, Stanley J. Bernstein and Stephen A. Fine might also be deemed to be the beneficial owners (together with Biltrite) of the shares because Stanley J. Bernstein and Stephen
A. Fine each are directors of Biltrite and collectively beneficially own 100% the voting shares of Biltrite.

         Commencing on February 24, 1998 and continuing through the date hereof, Biltrite has converted 124,000 shares of Class B Common Stock of the Company into Class A Common


                                Page 6 of 9 Pages

Stock of the Company, and sold 124,000 shares of Class A Common Stock on such dates, in such amounts and at such prices as set for below. All sales were effected by open market transactions.

         Date                               No. of Shares               Price
         ----                               -------------               -----
         February 24, 1998                  37,000                     $18.125
         February 25, 1998                  28,000                      18.375
         February 25, 1998                   5,000                      18.50
         February 26, 1998                  15,000                      18.50
         March 2, 1998                      19,500                      18.50
         March 2, 1998                       2,500                      18.625
         March 3, 1998                       7,000                      18.50
         March 6, 1998                      10,000                      18.25

         As a result of these sales, Biltrite, as of the date hereof, is the beneficial owner of 513,294 shares of Class B Common Stock, or 21.8% of the Class B Common Stock outstanding, and 10,000 shares of Class A Common Stock. Assuming all Class B Common Stock held by Biltrite were converted into Class A Common Stock, Biltrite would be the beneficial owner of 14.3% of the Class A Common Stock.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
                  TO SECURITIES OF THE ISSUES

         The Company and certain holders of outstanding shares of Class B Common Stock entered into an agreement (the "Stockholders Agreement") dated as of June 11, 1990, regarding certain matters. The Stockholders Agreement provides in part as follows: So long as the number of shares of Class B Common Stock held by Biltrite and its affiliates (collectively, the "Biltrite Group") exceeds 15% of the total number of shares of Class B Common Stock outstanding, Steven Nichols and his affiliates (collectively the "Nichols Group") will vote their shares of Class B Common Stock in favor of the election of two nominees of Biltrite as directors of the Company. The Nichols Group and the Biltrite Group have also agreed in the Stockholders Agreement to vote their shares in connection with a merger or consolidation of the Company or a sale or lease of substantially all of its assets (collectively, a "Sale"), as Steven Nichols and Biltrite shall mutually direct. So long as the aggregate number of shares of Class B Common Stock held by the Biltrite Group is greater than or equal to 15% of the total number of outstanding shares of all classes of the Company's Common Stock (the "Biltrite Threshold"), and the aggregate number of shares of Class B Common Stock held by the Nichols Group is greater than or equal to 10% of the total number of outstanding shares of all classes of the Company's Common Stock (the "Nichols Threshold"), Biltrite and Nichols shall direct the Biltrite Group and the Nichols Group to vote their shares in favor of a Sale only if both Biltrite and Nichols shall so agree. If Biltrite and Nichols do not agree, they shall mutually direct the Biltrite Group and the Nichols Group to vote their shares of Class B Common Stock against such Sale. If the number of shares of Class

                                Page 7 of 9 Pages

B Common Stock held by the Biltrite Group falls below the Biltrite Threshold, Biltrite and Nichols shall mutually direct the voting of the shares of Class B Common Stock in connection with a Sale as Nichols shall determine. If a number of shares of Class B Common Stock held by the Nichols Group falls below the Nichols Threshold, Biltrite and Nichols shall direct the voting of the shares of Class B Common Stock in connection with a Sale as Biltrite shall direct. If the number of shares of Class B Common Stock held by each of the Biltrite Group and the Nichols Group falls below the Biltrite Threshold and the Nichols Threshold, respectively, members of each group are free to vote their shares as they see fit. During 1993, the number of shares of Class B Common Stock held by the Biltrite Group fell below the Biltrite Threshold.

         The holders of at least 25% of the registrable Class B Common Stock (as defined in an agreement between Biltrite and the Company's predecessor) (the "Registrable B Shares") may, on two separate occasions, demand that the Company register, under the Securities Act of 1933, shares of Class A Common Stock into which such Registrable B Shares may be converted. Holders of Registrable B Shares may also cause the Company to register shares of Class A Common Stock issuable upon conversion of Registrable B Shares held by it upon the Company's proposal to register any class of common stock under the federal securities laws in a public offering for cash.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         The following exhibits are attached to this Statement:

         1.       Restated Stockholders Agreement dated June 11, 1990.





                                Page 8 of 9 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  THE BILTRITE CORPORATION



                                                  By:/s/Stanley J. Bernstein
                                                  ______________________________
                                                  Stanley J. Bernstein, Chairman


                                                  /s/Stanley J. Bernstein
                                                  ----------------------------
                                                  Stanley J. Bernstein


                                                  /s/Stephen A. Fine
                                                  ----------------------------
                                                  Stephen A. Fine

Dated:  March 6, 1998



                                Page 9 of 9 Pages